1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 27, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2013 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 annual general meeting (the “AGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Wednesday, 14 May 2014 at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have he same meanings as those defined in the circular of the Company dated 28 March 2014 (the “Circular”)):

ORDINARY RESOLUTIONS:

1.	To consider and approve the working report of the Board for the year ended 31 December 2013, details of which are set out in the section headed “Board of Directors’ Report” in the 2013 annual report of the Company;

2.	To consider and approve the working report of the Supervisory Committee for the year ended 31 December 2013 (Note 4);

3.	To consider and approve the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2013, details of which are set out in the 2013 annual report of the Company;

4.	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2013 and to authorize the Board to distribute an aggregate cash dividend of RMB98.4 million (tax inclusive), equivalent to RMB0.02 (tax inclusive) per Share to the Shareholders;

5.	To consider and approve the remuneration of the Directors and Supervisors for the year ending 31 December 2014, details of which are set out in the announcement of the Company dated 21 March 2014 regarding the resolutions passed at the twentieth meeting of the fifth session of the Board;

6.	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, Supervisors and senior officers”;

7.	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2014”;

8.	To consider and approve the “Proposal in relation to the revision of annual cap under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014”, details of which are set out in the Circular;

9.	To consider and approve the appointment of the directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the seventh session of the Board; (note 5)

(1)	to consider and approve the appointment of Mr. Li Xiyong as a director of the sixth session of the Board;

(2)	to consider and approve the appointment of Mr. Zhang Xinwen as a director of the sixth session of the Board;

(3)	to consider and approve the appointment of Mr. Yin Mingde as a director of the sixth session of the Board;

(4)	to consider and approve the appointment of Mr. Wu Yuxiang as a director of the sixth session of the Board;

(5)	to consider and approve the appointment of Mr. Zhang Baocai as a director of the sixth session of the Board; and

(6)	to consider and approve the appointment of Mr. Wu Xiangqian as a director of the sixth session of the Board.

10.	To consider and approve the appointment of the independent directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of independent directors of the seventh session of the Board; (note 5) and

(1)	to consider and approve the appointment of Mr. Wang Lijie as an independent non-executive director of the sixth session of the Board;

(2)	to consider and approve the appointment of Mr. Jia Shaohua as an independent non-executive director of the sixth session of the Board;

(3)	to consider and approve the appointment of Mr. Wang Xiaojun as an independent non-executive director of the sixth session of the Board; and

(4)	to consider and approve the appointment of Mr. Xue Youzhi as an independent non-executive director of the sixth session of the Board;

11.	To consider and approve the appointment of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the seventh session of the supervisory committee of the Company. (note 5)

(1)	to consider and approve the appointment of Mr. Shi Xuerang as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

(2)	to consider and approve the appointment of Mr. Zhang Shengdong as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

(3)	to consider and approve the appointment of Mr. Gu Shisheng as a non-worker representative supervisor of the sixth session of the Supervisory Committee; and

(4)	to consider and approve the appointment of Ms. Zhen Ailan as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

SPECIAL RESOLUTIONS:

12.	To consider and approve the “Proposal in relation to the amendments to the Articles of Association, the Rules of Procedures for the Shareholders’ General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for the Supervisory Committee, which will be voted separately at the AGM, and to authorize any one Director to make further adjustments to the aforesaid amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filings, if applicable, with the relevant authorities of the PRC. Particulars of such amendments are set out in the Circular;

13.	To consider and approve the “Proposal to authorise the Company to carry out domestic and overseas financing activities”;

14.	To consider and approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”;

15.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”; and

“THAT

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20% of the aggregate nominal value of H Shares in issue as at the date of this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Hong Kong Listing Rules (as amended from time to time) and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

16.	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”.

“THAT

(a)	subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (e) below) during which the Board may exercise the power of the Company to repurchase the issued H shares on the Hong Kong Stock Exchange, subject to and in accordance with all applicable laws, rules and regulations and/ or requirements of the governmental or regulatory body of securities in the PRC, the Hong Kong Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)	the aggregate nominal value of H Shares authorized to be repurchased subject to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)	the passing of a special resolution with the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at a class meeting for the A Shareholders to be held on 14 May 2014 (or on such adjourned date as may be applicable) and the class meeting for H Shareholders to be held on 14 May 2014 (or on such adjourned date as may be applicable) for such purpose;

(ii)	the approval of the relevant PRC regulatory authorities as may be required by laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)	the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the provisions of the Articles of Association;

(d)	subject to the approval of all relevant PRC regulatory authorities for the repurchase of such H Shares being granted, the Board be hereby authorized to:

(i)	amend the Articles of Association as it thinks fit so as to reduce the registered share capital of the Company and to reflect the new capital structure of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above; and

(ii)	file the amended Articles of Association with the relevant governmental authorities of the PRC.

(e)	for the purpose of this special resolution, “Relevant Period” means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting or by a special resolution of H Shareholders and A Shareholders at their respective class meetings.”

By order of the Board Yanzhou Coal Mining Company Limited Li Xiyong Chairman

Zoucheng, Shandong, the PRC

28 March 2014

Notes:

1.	Eligibility for attending the AGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Friday, 11 April 2014 are entitled to attend the AGM after completing the registration procedures for attending the AGM.

Holders of H Shares, who intend to attend the AGM, must deliver the completed reply slips for attending the AGM to the Office of the Secretary to the Board no later than Thursday, 24 April 2014.

Shareholders can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the AGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the AGM, from Monday, 14 April 2014 to Wednesday, 14 May 2014, (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the AGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Friday, 11 April 2014 for registration. H Shareholders whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the AGM.

To determine the identity of the Shareholders entitled to receive the final dividend, the Company’s H Share register of members will be closed from Friday, 13 June 2014 to Wednesday, 18 June 2014 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the final dividend, H Shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant Share certificates with the H Share Registrar of the Company, Hong Kong Registrars Limited, at 17M, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 12 June 2014.

4.	The supervisory committee of the Company (the “Supervisory Committee”) held five meetings in 2013, details of which are as follows:

1.	the eighth meeting of the fifth session of the Supervisory Committee was held on 22 March 2013. The Report of the Supervisory Committee for the Year 2012, the 2012 Annual Report, the Financial Report for the Year 2012, the Profit Distribution Plan for the Year 2012, the Proposal for the provision of bad debts, 2012 Social Responsibility Report, the Evaluation on Implementation of Information Disclosure Management System Report for the Year 2012 and the Self-assessment Report on the Internal Control System for the Year 2012 were considered and approved at the meeting;

2.	the ninth meeting of the fifth session of the Supervisory Committee was held on 25 April 2013. The First Quarterly Report of 2013 of the Company was considered and approved at the meeting;

3.	the tenth meeting of the fifth session of the Supervisory Committee was held on 15 May 2013. The proposal for election of convenor of the Supervisory Committee was considered and approved at the meeting;

4.	the eleventh meeting of the fifth session of the Supervisory Committee was held on 19 August 2013. The Company’s Interim Report of 2013 was considered and approved at the meeting;

5.	the twelfth meeting of the fifth session of the Supervisory Committee was held on 25 October 2013. The Third Quarterly Report of 2013 of the Company was considered and approved at the meeting.

The Supervisory Committee had no disagreement on the matters supervised during the year of 2013.

5.	Cumulative voting

Directors and Supervisors shall be elected through cumulative voting at the AGM. The number of total votes that a Shareholder can exercise is decided by the following factors: (i) the number of Shares held by such Shareholders, and (ii) the number of Directors/ Supervisors to be elected. A Shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates.

For further details of the proposed appointment of Directors and Supervisors, please refer to the Circular.

6.	Miscellaneous

(1)	The AGM is expected to last half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the AGM will be conducted by a poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of Proxy for Use at the Annual General Meeting for the Year

Ended 31 December 2013

The Number of Shares
Represented by the
Proxy Form (note 1)

I/We (note 2),

Address (note 2)	being

the registered holder(s) of H shares of RMB 1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT (note 3) the Chairman of the 2013 annual general meeting of the Company (the “AGM”) or

of	as

my/our proxy/proxies to attend on my/our behalf at the AGM (and/or at any adjournment thereof) to be held at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 9:00 a.m. on Wednesday, 14 May 2014. The proxy/ proxies will vote on the resolutions listed in the Notice of AGM as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

		FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
AS ORDINARY RESOLUTION
1	To consider and approve the working report of the Board for the year ended 31 December 2013, details of which are set out in the section headed “Board of Directors’ Report” in the 2013 annual report of the Company;
2	To consider and approve the working report of the Supervisory Committee for the year ended 31 December 2013, details of which are set out in the notice of 2013 annual general meeting;
3	To consider and approve the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2013, details of which are set out in the 2013 annual report of the Company;
4	To consider and approve the proposed profit distribution plan of the Company for the year ended 31 December 2013 and to authorize the Board to distribute an aggregate cash dividend of RMB98.4 million (tax inclusive), equivalent to RMB0.02 (tax inclusive) per Share to the Shareholders;
5	To consider and approve the remuneration of the Directors and Supervisors for the year ending 31 December 2014, details of which are set out in the announcement of the Company dated 21 March 2014 regarding the resolutions passed at the twentieth meeting of the fifth session of the Board;
6	To consider and approve the “Proposal in relation to the renewal of the liability insurance of Directors, Supervisors and senior officers”;
7	To consider and approve the “Proposal in relation to the re-appointment and remuneration of external auditing firm for the year 2014”;
8	To consider and approve the “Proposal in relation to the revision of annual cap under the Provision of Products, Materials and Equipment Leasing Agreement for the year ending 31 December 2014”, details of which are set out in the circular of the Company dated 28 March 2014;

			FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
9	To consider and approve the appointment of the directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of directors of the seventh session of the Board; (note 8)
	(1)	to consider and approve the appointment of Mr. Li Xiyong as a director of the sixth session of the Board;
	(2)	to consider and approve the appointment of Mr. Zhang Xinwen as a director of the sixth session of the Board;
	(3)	to consider and approve the appointment of Mr. Yin Mingde as a director of the sixth session of the Board;
	(4)	to consider and approve the appointment of Mr. Wu Yuxiang as a director of the sixth session of the Board;
	(5)	to consider and approve the appointment of Mr. Zhang Baocai as a director of the sixth session of the Board; and
	(6)	to consider and approve the appointment of Mr. Wu Xiangqian as a director of the sixth session of the Board.
10	To consider and approve the appointment of the independent directors of the sixth session of the Board for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of independent directors of the seventh session of the Board; (note 8)
	(1)	to consider and approve the appointment of Mr. Wang Lijie as an independent non-executive director of the sixth session of the Board;
	(2)	to consider and approve the appointment of Mr. Jia Shaohua as an independent non-executive director of the sixth session of the Board;
	(3)	to consider and approve the appointment of Mr. Wang Xiaojun as an independent non-executive director of the sixth session of the Board; and
	(4)	to consider and approve the appointment of Mr. Xue Youzhi as an independent non-executive director of the sixth session of the Board;
11	To consider and approve the appointment of the non-worker representative supervisors of the sixth session of the supervisory committee of the Company for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the seventh session of the supervisory committee of the Company. (note 8)
	(1)	to consider and approve the appointment of Mr. Shi Xuerang as a non-worker representative supervisor of the sixth session of the Supervisory Committee;
	(2)	to consider and approve the appointment of Mr. Zhang Shengdong as a non-worker representative supervisor of the sixth session of the Supervisory Committee;
	(3)	to consider and approve the appointment of Mr. Gu Shisheng as a non-worker representative supervisor of the sixth session of the Supervisory Committee; and
	(4)	to consider and approve the appointment of Ms. Zhen Ailan as a non-worker representative supervisor of the sixth session of the Supervisory Committee;

		FOR (note 4)	AGAINST (note 4)	ABSTAIN (note 4)
AS SPECIAL RESOLUTION
12	To consider and approve the “Proposal in relation to the amendments to the Articles of Association, the Rules of Procedures for the Shareholders’ General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for the Supervisory Committee, which will be voted separately at the AGM, and to authorize any one Director to make further adjustments to the aforesaid amendments at his/her discretion with reference to the requirements of the relevant authorities and to seek approval and make the relevant filings, if applicable, with the relevant authorities of the PRC. Particulars of such amendments are set out in the circular of the Company dated 28 March 2014;
(1) to consider and approve the amendments to the Articles of Association;
(2) to consider and approve the amendments to the Rules of Procedures for the Shareholders’ General Meeting;
(3) to consider and approve the amendments to the Rules of Procedures for the Board;
(4) to consider and approve the amendments to the Rules of Procedures for the Supervisory Committee;
13	To consider and approve the “Proposal to authorise the Company to carry out domestic and overseas financing activities”;
14	To consider and approve the “Proposal for the provision of financial guarantees to the Company’s wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia”;
15	To consider and approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”; and
16	To consider and approve the “Proposal regarding the general mandate authorizing the Board to repurchase H Shares”.

Signature (note 5):	Date:	2014

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name.
2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.
3.	If the person other than the Chairman of the AGM is to be appointed as proxy, please delete “the Chairman of the 2013 annual general meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.
4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”, and your voting will be counted in the total number of votes cast in that resolution for the purpose of calculating the result of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.
5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.
6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof.
7.	A proxy attending the AGM must present his proof of identity.
8.	Directors/supervisors of the Company shall be elected through cumulative voting at the AGM. The number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholders, and (ii) the number of directors/supervisors to be elected. A shareholder may give all his or her votes to one candidate or divide his or her votes among several candidates.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

REPLY SLIP FOR THE 2013 ANNUAL GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We (Note 4) intend to attend (in person/by a proxy/proxies (Note 4)) the 2013 annual general meeting of the Company to be held at 9:00 a.m. on Wednesday, 14 May 2014, at the headquarters of the Company, 298 South Fushan Road, Zoucheng, Shandong Province, 273500, the Peoples’ Republic of China.

Name(s) (as appearing in the register of members) (Note 1)

Number of A/H Shares registered under my/our name(s) (Notes 3&4)

Identity card/passport number (Notes 2&4)

Identification code of shareholder

Correspondence address (Note 1)

Telephone number

Signature(s):	Date:	2014

Notes:

1	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2	Please attach a copy of your identity card/passport.
3	Please attach a copy of your proof of share ownership.
4	Please delete the option which is not applicable in “I/We”, “A/H”, “in person/ by a proxy/proxies”, and “Identity card/ passport”.
5	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China no later than Thursday, 24 April 2014. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.:86-537-5383311).

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC